Acadia Realty Trust
Computation of Ratio of Earnings to Fixed Charges
(numbers in thousands, except ratio amounts)

Exhibit 12.1

	Year Ended December 31,
	2008	2007	2006	2005	2004

Pretax Income from continuing operations	23,262	17,448	14,360	20,574	9,412

Add
Minority interest attributable to continuing operations
and fixed charges	12,217	(9,082)	(5,242)	13,928	1,444

Fixed charges (See interest expense below)	36,231	28,265	22,343	18,561	15,586

Distribution of operating income from unconsolidated investments	14,420	36,666	3,277	21,498	720

Subtract
Capitalized interest	(6,779)	(3,031)	(454)	(260)	(304)
Preferred distributions of consolidated subsidiaries	(35)	(29)	(249)	(334)	(335)

Equity in earnings of unconsolidated investments	(19,906)	(6,619)	(2,559)	(21,280)	(513)

Adjusted earnings	59,410	63,618	31,476	52,687	26,010

Interest expense	26,890	22,775	20,134	16,555	14,245
Capitalized interest	6,779	3,031	454	260	304
Amortization of deferred financing costs	2,527	2,430	1,506	1,412	702
Amortization of discounts or premiums related to indebtedness	-	-	-	-	-
Preferred distributions of consolidated subsidiaries	35	29	249	334	335
Fixed Charges	36,231	28,265	22,343	18,561	15,586
Ratio	1.64	2.25	1.41	2.84	1.67